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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                          ---------------------------

                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                           ASI SOLUTIONS INCORPORATED
                           --------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   00000206F1
                                   ----------
                                 (CUSIP Number)
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                                   SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. 00000206F1                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Seymour Adler

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            340,319

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             340,319
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      340,319

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      5.2%

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      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
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-----------------------                                  ---------------------
  CUSIP NO. 00000206F1                 13G                  PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 1 (A).  NAME OF ISSUER


                         ASI Solutions Incorporated
                 -------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES


                           780 Third Avenue, New York, New York 10017
                  ------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON FILING


                          Seymour Adler
                  ------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE


          ASI Solutions Incorporated, 780 Third Avenue, New York, New York 10017
          ----------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP


                         United States
                  -----------------------------------------------------------



ITEM 2(D).  TITLE OF CLASS OF SECURITIES


                           Common Stock, Par Value $0.01 Per Share
                  -----------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER


                           00000206F1
                  -----------------------------------------------------------



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS FILING IS A:


          Not applicable
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-----------------------                                  ---------------------
  CUSIP NO. 00000206F1                13G                   PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


ITEM 4.  OWNERSHIP


  (a)  Amount beneficially owned:   340,319 (includes 124,841 shares which the
       reporting person has the right to acquire pursuant to currently exercisable options)

  (b)  Percent of class:   5.2%

  (c)  Number of shares as to which such person has:


    (i)    sole power to vote or to direct the vote:   340,319 (includes 124,841
           shares which the reporting person has the right to acquire pursuant to currently exercisable options)

   (ii)    shared power to vote or to direct the vote:   0


   (iii)   sole power to dispose or to direct the disposition of :   340,319
           (includes 124,841 shares which the reporting person has the right to acquire pursuant to currently exercisable options)

   (iv)    shared power to dispose or to direct the disposition of :   0


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable

ITEM 10.    CERTIFICATION

               Not applicable
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-----------------------                                  ---------------------
  CUSIP NO. 00000206F1                13G                   PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.





Dated:     5/20/98                     By: /s/ Seymour Adler
      ----------------------               ----------------------------
                                           Name:  Seymour Adler
                                           Title: Executive Vice President
                                                  of ASI Solutions Incorporated